EXHIBIT 12

COMPUTATION RATIO OF EARNINGS TO FIXED CHARGES

Unit Corporation

Ratio of Earnings to Fixed Charges

The table below sets forth the ratios of earnings to fixed charges of the Company and its consolidated subsidiaries for the periods indicated. The ratios have been computed using the amounts for the Company and, its consolidated subsidiaries. Earnings available for fixed charges represent earnings from continuing operations before income taxes and fixed charges less income from investments accounted for by the equity method. Fixed charges represent interest incurred and guaranteed plus that portion of rental expense deemed to be the equivalent of interest.

	Three months ended March 31, 2011	Fiscal years ended December 31,
(dollars in thousands)		2006	2007	2008	2009	2010
Income (loss) from continuing operations before income taxes	$66,441	$488,256	$413,411	$225,579	$(87,726)	$237,221
Interest expense	54	5,273	6,362	1,304	539	0
Amortization of capitalized interest	430	149	447	821	1,200	1,573

Earnings	$66,925	$493,678	$420,220	$227,704	$(85,987)	$238,794

Fixed charges(1):
Interest expense	$54	$5,273	$6,362	$1,304	$539	$0
Capitalized interest	1,393	3,456	4,582	6,035	5,071	4,526

Total fixed charges	$1,447	$8,729	$10,944	$7,339	$5,610	$4,526
Ratio of earnings to fixed charges	46.3x	56.6x	38.4x	31.0x	— (2)	52.8x

(1)	Fixed charges are determined as defined in instructions for Item 503 of Regulation S-K of the Securities Act
(2)	Earnings for the year ended December 31, 2009 were insufficient to cover fixed charges by $87.7 million